GLOBAL GSM SOLUTIONS INC.

204 West Spear Street

Carson City NV 89703

Tel: (775) 636-6986, Fax: (775) 245-3048

July 26, 2010

United States

Securities and Exchange Commission

Washington, DC 20549-7010

Attention:  Dorine H. Miller

Re:  Global GSM Solutions, Inc.

Amendment No. 3 to

Registration Statement on Form S-1

Filed: July 14, 2010

File No.: 333-165929

Dear Ms. Miller:

In response to your letter dated July 16, 2010 which included comments regarding our Amendment No. 3 to Registration Statement on Form S-1 filed on July14, 2010, we have prepared the following responses:

General

Comment 1: We have reviewed your response to prior comment two from our letter dated June 17, 2010. Since you have now presented financial statement for the period ended April 30, 2010, please update the information you have presented throughout the filing to also be as of April 30, 2010. For example, you should update your MD&A as well as the information presented on page 14 related to dilution.

In response to this comment, the Company has updated the information throughout the filing.

Financial Statements for the Period Ended April 30, 2010

Balance Sheets, page 44

Comment 2: The column heading of your January 31, 2010 balance sheet indicates that these amounts have been audited. Since none of the amounts are covered by an audit report when they are presented in your interim financial statements for the period ended April 30, 2010, you should not refer to them as being audited. Please revise.

In response to this comment, the Company has revised its interim financial statements for the period ended April 30, 2010.

Please direct any further comments or questions you may have to our President, Mr. Gennady Fedosov at:

Facsimile No.: (775) 245-3048

Thank you.

Sincerely,

/S/_Gennady_Fedosov

Gennady Fedosov, President